AB Volvo


Mr David R. Humphrey
Branch Chief, Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549, USA

Date                 Telephone indialling     Telefax            Our reference
2 March 2007         +46 31 66 13 26          +46 31 54 28 79    MH/mm


Dear Mr Humphrey,

Thank you for your letter of February 12, 2007, containing comments with respect to the Form 20-F for the fiscal year ended December 31, 2005 (the "2005 Form 20-F") of AB Volvo ("Volvo", "the Company"). Having now had the opportunity to carefully consider your comments, I have set out below our response. For your convenience, we have included the Staff's comments in italics, followed by your response.

SEC - QUESTION

Item 8 Financial Information

Consolidated Balance Sheets, page F-20

It is not clear how you arrive at the consolidated results of the company within your Swedish GAAP to IFRS GAAP reconciliation. In this regard, the summation of the Volvo Group (excluding Financial Services) and Financial Services balances does not equal the consolidated results. As such, please provide us with and revise future filing to include a revised Swedish GAAP to IFRS GAAP reconciliation, which reconciles the Volvo Group (excluding Financial Services) and Financial Services balances to the reported consolidated amounts along with a detailed discussion of each adjustment.

VOLVO RESPONSE
Volvo discloses the balance sheet for Volvo Group with Financial Services accounted for according to the equity method (Industrial and Commercial) and Financial Services, VFS, respectively for the readers convenience on page F-16 [F-20 EDGAR printing]. The respective reconciling items from Swedish GAAP to IFRS are described in the note 3, Impact of IFRS, and their impact is presented on the respective line item in the balance sheet. The reconciling item not summing up to the total IFRS adjustment column would be the "Classification of leasing contracts in segment reporting of Volvo Financial Services". In accordance with IAS 14.16 the respective segment should apply the Group's accounting principle as on a stand alone base. Certain contracts which are classified as operating lease contracts according to IAS 17.10 -17.12 from the Volvo Group perspective where the product company has committed themselves to a residual value guarantee or entered into a buy back agreement, will be classified as financial lease contracts from the Volvo Financial Services point of view. Earlier under Swedish GAAP, those contracts were classified as operating leases in the VFS segment.


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AB Volvo (publ)         Telephone          Registration No.    Registered Office
SE-405 08 Goteborg      Switchboard        556012-5790         Goteborg, Sweden
Sweden                  +46 31 66 00 00

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This classification will only take place within the VFS segment and is reversed at the Group level. The line item other provision, is consequently adjusted from a provision, when contracts are accounted as operating leases, to a valuation allowance and a reduction on the asset side, when the contracts are accounted for as a financial lease.

The balance sheet overview of the transition to IAS 39 as per January 1 2005 is presented for the readers' convenience (F-21 EDGAR printing), disclosing the effect on Volvo's net financial position, for the Industrial and Commercial, I&C, part of the operations and presenting the opening balance for the cash flow calculation. The reason why the reconciling items do not total up to the total Group for the respective I&C and VFS relate to de-recognition of financial assets. Certain financial assets removed from the I&C balance sheet according to Swedish GAAP, focusing on the legal title were not derecognised according to IAS 39 as of 1 January 2005. This amounted to approximately B 3.3 SEK, as the product company had retained more than an insignificant part of the risk for the receivables. Of the total B 3.3 SEK, an amount of B 2.350 SEK was included in the segment VFS, which is why this amount was eliminated.

Deviations in totalling the I&C and VFS Swedish GAAP figures to the Volvo Group Swedish GAAP figures relate to ordinary intra-group balances between the segments.

In order to clarify this, we intend to include a footnote to the table in our coming annual report. The anticipated footnote disclosure is the following;

     1)   Financial Services reported in accordance with the equity method

     2) The Volvo Group total column is presented in accordance with IFRS and equals the consolidated balance sheet presented on page x. The two preceding columns do not total the Volvo Group total due to (i) reclassification of lease contracts and (ii) eliminations of intra group balances. Certain lease contracts are accounted for as operating lease contracts in the Volvo Group total balance sheet where as they are accounted for as finance lease contracts in VFS stand alone.

We acknowledge that in connection with our 20-F filing:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

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I hope that our response to your comments is satisfactory, and that our proposal to revise the disclosure in our 2006 Swedish Annual Report and in our 2006 Form 20-F is acceptable to you.

Please, do not hesitate to contact me, at +46 31 66 10 06, or Mikael Hagstrom, Head of Financial Reporting, at +46 31 66 13 26, should you have any questions regarding matters outlined above.

Yours sincerely,



Par Ostberg
Senior Vice President & Chief Financial Officer






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Goran Tidstrom, Stockholm
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